

April 9, 2012

Via E-mail
Mr. David T. Nguyen
Treasurer
The Intergroup Corporation
10940 Wilshire Blvd., Suite 2150
Los Angeles, CA 90024

> **Re:**   **The Intergroup Corporation, Portsmouth Square, Inc. and Santa Fe**
> **Financial Corporation (the "Registrants")**
> **Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants**
> **Filed September 22, 2011 for each of the Registrants**
> **File Nos. 1-10324, 0-4057 and 0-6877, respectively**

Dear Mr. Nguyen:

We have reviewed your first response letter filed March 16, 2012 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K of the Intergroup Corporation for the fiscal year ended June 30, 2011

Financial Statements

Consolidated Balance Sheets, page 27

1. We note your response to prior comment 2 which indicates that the basis difference related to premiums paid by each controlling entity that is in excess of the net assets of the respective subsidiaries at the time of purchase. If this is the case, tell us if these premium adjustments which were recorded as hotel basis adjustments are really akin to goodwill capitalized at the time of the respective purchases. Further, as goodwill is not depreciated under GAAP we would anticipate that you are not depreciating these basis differences for the hotel and that the depreciation expense related to the hotel would be the same amount each year in The Intergroup Corporation as it is in Santa Fe which would also be the same amount as it is in Portsmouth Square, Inc. Please confirm whether or not the depreciation on the hotel is the same in each entity or explain why it does vary.

Note 7 – Other Investments, Net, pages 40 to 41

2. We note your response to prior comment 3 and we do not believe it is appropriate to rely on the referenced guidance, as it applies to accounting from the debtor's perspective where you are the creditor in the debt exchange transactions with Comstock. Please advise if you have any other guidance which supports a gain recognition position.

Item 15. Exhibits, Financial Statement Schedules, page 72

3. We note your responses to comments 4 and 6 in our letter dated February 8, 2012. Please amend your Form 10-K for the Intergroup Corporation to file the material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Additionally, please apply this comment to your Form 10-K for Portsmouth Square, Inc.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant